Oldfield Partners LLP

Code of Ethics

March 2020

Code of Ethics

I.	STANDARDS OF BUSINESS CONDUCT

1.1	Introduction

As a fiduciary the Firm stands in a position of trust and confidence with respect to its clients. Accordingly, the Firm has a duty to place the interests of its clients before its own interests and that of its Staff; to act honestly, in good faith and to exercise the degree of care, diligence and skill that a reasonably prudent investment advisor would exercise in the circumstances.

In order to assist the Firm and its Staff in meeting the Firm’s obligations as a fiduciary, the Firm has adopted this Code of Ethics (the “Code”), the purpose of which is to ensure the fair treatment of the Firm’s clients through the exercise of the highest standards of integrity and ethical business conduct by the Firm and its Staff.

Staff must avoid any situation in which personal interests conflict with their duties to the Firm and its clients. When faced with a conflict of interest, all Staff are required to exercise the business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Firm’s clients.

Staff are subject to the rules and restrictions contained herein with respect to their personal securities trading, gifts and business entertainment, external affiliations and political and governmental activities. The rules set out the minimum standards; however the spirit of the rules must also be complied with. Failure to follow the spirit, as well as the detail, of the rules themselves may result in disciplinary action.

Staff should understand that the general principles apply to all conduct with clients, external persons and other Staff, whether or not the conduct is covered also by more specific standards or procedures as set forth herein.

FAILURE TO COMPLY WITH THE CODE MAY RESULT IN DISCIPLINARY ACTION, INCLUDING TERMINATION OF EMPLOYMENT.

1.2	Persons covered by the Code of Ethics

This Code, including the personal account dealing policies which it contains, applies to all Staff as defined herein. For the purpose of this Code “Staff” includes, for FCA purposes, any “relevant person”1 who is involved in activities that may give rise to a conflict of interest, or who has access to inside information or to other confidential information relating to clients or transactions with or for clients and “Access Persons”2 as defined by the SEC, but will exclude outsourcers operating pursuant to outsource arrangements which address conflicts of interest arising, including personal securities transactions. Non-working partners are not covered by the Code of Ethics.

[1]

“Relevant person” (in summary) is defined as any of the following (a) a director, partner or equivalent, manager, Employee or appointed representative of the Firm, and (b) any other natural person, including persons operating under an outsourcing arrangement, whose services are placed at the disposal and under the control of the Firm and who is involved in the provision by the Firm of regulated activities.

[2]

“Access Person” means a supervised person who has access to non-public information regarding a client’s purchase or sale of securities, who is involved in making securities recommendations to clients or who has access to such recommendations that are non-public; a “supervised person” means a director or officer (or other person occupying a similar status or performing similar functions), employee and any other person who provides advice on behalf of the Firm and is subject to the Firm’s supervision and control.

Oldfield Partners LLP

Code of Ethics

March 2020

1.3	Obligation to Comply with the Law

The Firm and its Staff are required to comply with all laws applicable to its business operations, including the FCA rules and regulations (“FCA Rules”), the Securities Act of 1933, the Exchange Act, the Investment Company Act, the Advisers Act and any rules adopted by the SEC under these and other applicable statutes (“SEC Rules”) and other applicable regulatory and legal obligations concerning the provision of investment services. Staff have a duty to know, understand and comply with any of those laws which apply to their duties and responsibilities. Staff must be aware that their legal obligations may be more extensive than their obligations to the Firm and its clients.

II.	PERSONAL SECURITIES TRADING

2.1	Introduction and summary

These rules apply to all executive partners and employees (‘staff members’). They do not apply to non-working partners. The fiduciary obligation of the Firm and of all staff members is to put clients’ interests first. Due to inherent conflicts of interest in staff investing in types of securities which the Firm may also invest for client accounts, the Firm restricts staff from opening new positions in listed equity securities and related derivatives. Personal Account (‘PA’) investments by staff members into funds managed by the Firm are encouraged, such investments being in the fund share class in which no investment management fee is charged. The summary in the remainder of this paragraph is not a substitute for thorough acquaintance with the remainder of this section. If staff members are in any doubt as to how these rules apply to a proposed PA transaction, then direction must be sought from the Compliance Officer and the Chairman whose decision will be final.

Approval: All PA transactions in “Reportable Securities” 3, including in the Firm’s funds and the funds of third-party asset managers, must be approved in advance by the Compliance Officer and either the Chief Executive or the Chief Investment Officer. Approval is also required in relation to transactions associated with publicly-listed securities including any formal or informal offer to buy or sell, taking up rights on a rights issue and exercising conversion or subscription rights and exercising an option; the restrictions also extend to buying or selling an investment under any offer, including a take-over or tender offer, which is made to the public or all (or substantially all) the holders of the investment concerned. It should not be presumed that approval will be given. Copies of contract notes must be sent to the Compliance Officer as soon as possible after approved transactions have been completed.

Prohibited transactions: The purchase of any listed equity security and derivatives of listed equity securities is not permitted except with prior approval, which will only be granted in exceptional circumstances. Approval will not normally be given for the sale of securities which are also held in client portfolios if a transaction for clients is being contemplated. Conflicts must be avoided and clients’ interests must always come first.

. For the purposes of this policy only, listed investment trusts will be regarded as funds, not equities. This provision would be reviewed if any portfolios managed by the Firm were to invest in investment trusts.

Transactions in unlisted or private equity securities are not so restricted

Minimum holding period: All PA purchases which require approval must be held for a minimum period of 90 days, unless there are exceptional circumstances where permission may be given by the Compliance Officer and either the Chief Executive or the Chief Investment Officer.

[3]	These include “Designated Investments” as defined by the FCA and any security as defined in section 202(a)(18) of the Exchange Act (15 U.S.C. 80b-2(a)(18))

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March 2020

If, in retrospect, the Firm judges that a PA transaction of any kind may appear to have been in conflict with the spirit or letter of this policy, the Firm may require the staff member to disgorge any profit which would be given to charity (irrespective of any capital gains liability with which the staff member may be left).

All PA dealing will be reported regularly by the Compliance Officer to the Partners and to the Oldfield & Co Board. The PA dealing policy will be reviewed by the Partners at least annually.

2.2	Definition of “Personal Account”

A PA for the purpose of this Code includes any securities account over which a staff member exercises sole or joint direct or indirect influence or control.

This policy covers not only staff members’ own personal securities accounts, but those of related persons as detailed below:

•	A staff member’s spouse or partner who is considered by national law to be equivalent to a spouse;

•	Any immediate family members who reside in the same household as the staff member;

•

Any person to whom a staff member provides primary financial support, and either (i) whose financial affairs are controlled by the staff member, or (ii) for whom they provide discretionary advisory services;

•	Any joint account which includes a staff member as a participant;

•

Any account over which the staff member has investment discretion or otherwise can exercise control, but excluding accounts over which the staff member exercises investment discretion in his or her role at the Firm; and

•	Any other account in which the staff member is directly or indirectly financially interested except where they are relying exclusively on the investment discretion of a third party.

If the spouse, partner, family member or dependent of a member of staff wishes to exercise their own investment discretion and not be subjected to the restrictive elements of this policy, they must sign an agreement declaring that they will act independently and without direct or indirect influence of the staff member.

2.3	Definition of “Reportable Securities”

This Code applies to transactions in “Reportable Securities”4 which include all funds, stocks, bonds or other debt instruments, participations, convertible securities, warrants, options, futures contracts, forward contracts, CFDs (including rolling spot forex contracts), spread bets, and any other type of derivative instrument.

Reportable Securities do not include the following:

(i)	UK or US government securities;

(ii)	bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

[4]

These include “Designated Investments” as defined by the FCA and any security as defined in section 202(a)(18) of the Exchange Act (15 U.S.C. 80b-2(a)(18)); the restrictions set out in this Code extend to any staff member involvement in any formal or informal offer to buy or sell, taking up rights on a rights issue and exercising conversion or subscription rights and exercising an option; the restrictions also extend to buying or selling an investment under any offer, including a take-over or tender offer, which is made to the public or all (or substantially all) the holders of the investment concerned.

Oldfield Partners LLP

Code of Ethics

March 2020

(iii)	shares issued by money market funds; and

(iv)	Spreadbets on non-financial underlying instruments.

III.	RESTRICTIONS ON TRADING IN PERSONAL ACCOUNTS

3.1	Prohibited Trading

PA transactions in listed equity securities and related derivatives are not normally permitted. Where permission is exceptionally granted, trades in PAs must be executed in a way that could not disadvantage any client.

In order to achieve this:

(i)

PA trades in such securities will only be permitted following clearance in advance from the Compliance Officer and either the Chief Executive or the Chief Investment Officer. This should be done using the prescribed PA transaction approval form. Exceptionally, authorisation may be sought and given by email but all such email-based approvals will require a PA transaction approval form to be completed as soon as practical after the event.

(ii)	Clearance will only be granted where the staff member confirms that they have made all reasonable efforts to determine whether there are any trades being made or contemplated for clients or funds;

(iii)	PA trades involving a sale to, or purchase from, any client of the Firm are not permitted; and

(iv)	PA trades in securities where dealing is contemplated will not normally be permitted. Exceptions may be made, for example in the case of a rights issue.

3.2	Exceptions to Pre-Clearance Requirement

In recognition of the de minimis or involuntary nature of certain transactions, this paragraph sets forth exceptions to the pre-clearance requirements. The reporting obligations of the Code continue to apply to any transaction exempted from pre-clearance pursuant to this paragraph.

Accordingly, the following transactions in PAs are exempt only from the pre-clearance requirements:

(A)

Purchases or sales that are non-volitional on the part of the staff member such as the receipt of securities as a gift or inheritance, acquisitions of securities through stock dividends, stock splits, reverse stock splits, mergers, consolidations, spin-offs, and other similar corporate reorganizations; and

(B)

Purchases or sales pursuant to an automatic investment plan (i.e. a programme in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including any dividend reinvestment plans). A staff member must notify the Compliance Officer of the details of these automatic investment plans, but approval in advance of each transaction is not required.

3.3	Important Restrictions

A staff member can only make a PA trade where there is nothing to their knowledge to prevent the trade being undertaken because of a conflict of interest or other restriction. A PA sale will not normally be approved if the investment has been held for less than 90 days. In addition:

any staff member who is precluded from entering into a transaction for their PA must not:

(a)	procure any other person to enter into such a transaction; or

Oldfield Partners LLP

Code of Ethics

March 2020

(b)

communicate any information or opinion to any other person if they know or ought to know that the person may as a result, enter into such a transaction, or counsel or procure some other person to do so.

This does not apply to actions which a staff member might take in the course of their employment with the Firm. For example, the fact that a staff member is prohibited from dealing in a security as a result of (a) or (b) above does not mean that they are precluded from dealing for a customer.

IV.	REPORTING REQUIREMENTS

4.1	Transaction Reports

After executing a trade on a PA, the staff member must ensure that the Compliance Officer promptly receives a copy of the contract note (or similar report) in respect of the transaction. The staff member must request each broker and/or bank/custodian at which the staff member maintains a PA to supply duplicate contract notes and account statements directly to the Compliance Officer.

In addition, a quarterly confirmation that PA transactions have been conducted and pre-cleared, or a statement that no such transactions have occurred, signed off by the Staff member, must be returned to the Compliance Officer no later than 30 days after the close of the quarterly reporting period.

These reporting obligations apply to all PA transactions including those not subject to a pre-clearance requirement.

Summary reports of all PA dealing will be provided to the Oldfield & Co Board annually and simultaneously to the Firm’s Partners.

4.2	Holdings Reports

Staff members are required to disclose all their PAs and submit a statement for each PA detailing all Reportable Securities held, at the start of employment or no later than 10 days after becoming an Access Person and annually thereafter. Holding Reports must contain the information set out in the pro-forma attached, and be sourced from the PA provider/broker.

Holdings reports should be dated no more than 45 days prior to the reporting date. Staff must notify the Compliance Officer promptly of any new PA containing Reportable Securities.

V.	GIFTS AND ENTERTAINMENT POLICY

The Firm operates a Gifts and Entertainment policy applicable to benefits or inducements given to or provided by Staff which might be seen as conflicting with their duties to the Firm or to any of the Firm’s clients. In order to address conflicts of interest that may arise when a member of Staff accepts or gives a gift, favour or other items of value (“gifts”), or entertainment (meals, sports events etc.) (“entertainment”), the Firm requires Staff to obtain written approval by the Compliance Officer, Chief Investment Officer or the Chief Executive for the retention of any gifts received above a value determined by the Partners from time to time (currently £150). The receipt or provision of excessive inducements is a cause of concern by regulators as it can cause behaviour which is detrimental to the interests of clients. Before giving or receiving any inducement staff should consider whether the Firm’s reputation would be negatively impacted if the details were widely published.

•

Staff are prohibited from giving or accepting any cash gifts or cash equivalents to or from an investor, prospective investor, or any entity that does business with or potentially could conduct business with or on behalf of the Firm.

•

No gift or entertainment of any value whatsoever involving foreign government officials or their families (including a governmental, quasi-governmental or local authority) may be given or sponsored by the Firm or any Staff without the prior written approval of the Compliance Officer as such gifts may constitute unacceptable bribes in certain jurisdictions.

Oldfield Partners LLP

Code of Ethics

March 2020

•

Any gifts or entertainment proposed to be given by any member of Staff which exceed a value of £150 per recipient in any 12 month period must be approved in writing and in advance by the Chief Executive Officer, Chief Investment Officer or the Compliance Officer. Such gifts and entertainment must always be charged to the Firm and subject to this policy.

•	Staff may provide ordinary business entertainment where the total value is less than £150 per head without pre-clearance.

•

For entertainment received where the value is estimated to be above £150 per head and where notified to Staff in advance (e.g. an invitation to an event), prior approval as indicated above is required. Where prior approval is not possible, the Staff member must notify the Chief Executive Officer and the Compliance Officer as soon as practicable after the event.

•

Participation in conferences, seminars and other training events (organised and paid for by third-parties) on the benefits and features of a specific financial instrument or an investment service are permitted.

•	Where Staff travel on broker or issuer sponsored research trips, the Firm should pay for the cost of travel and accommodation.

•

Where entertainment is given or received it should be for the purpose of cultivating business relations and, importantly, discussing business matters. Entertainment which does not have a business purpose and is therefore solely for the gratification of recipients is not permitted.

For the purposes of this policy “Staff” includes members of staff, their families and associates.

Each quarter, Staff are requested to declare that they have complied with the Firm’s policies on gifts and entertainment.

5.4	Reporting and Staff Acknowledgment

All gifts reported for approval must be in writing, disclosing inter alia the name of relevant Staff member and external party(ies) involved, a description of the gift and an indication of approximate value. Staff will be required to confirm in writing on a quarterly basis that they have reported all relevant gifts.

In order to meet FCA requirements on the recording of inducements, the Compliance Officer should be provided with full details of ALL gifts, entertainment and other inducements (including attendance at conferences and seminars, not paid for by the Firm) given and received for recording in the inducements log. This should include: the name of relevant Staff member; the external party (ies); a description of the gift/entertainment/other inducement and its actual or estimated value and, in respect of entertainment, a description of the business discussed. Investment staff should use the e-mail investors@oldfieldpartners.com while other staff should use the e-mail all@oldfieldpartners.com as a means of notification.

Oldfield Partners LLP

Code of Ethics

March 2020

VI.	OUTSIDE AFFILIATIONS

6.1	Policy

Staff members’ service on the board of directors of an outside company, as well as other activities or affiliations outside the Firm may give rise to potential conflicts of interest, examples of which include:

-	Serving a charitable organization as both an officer, director, trustee, or in another managerial or financial capacity and investment manager of record.

-	Serving an estate account as both executor and/or administrator and investment manager of record.

-	Serving a trust/fiduciary account as both trustee/fiduciary and investment manager of record.

-	Serving a corporation or firm account as both director (officer or general partner) and investment manager of record.

It is the Firm’s policy that external business activities or affiliations are generally prohibited unless the Firm has determined that (i) such activity is not in inconsistent with the interests of the Firm’s clients, and (ii) does not interfere with the relevant Staff member’s duties to the Firm.

Therefore, no Staff may serve as an officer, director, general partner, trustee, owner, proprietor, member of a limited liability company or partnership, consultant or agent for any business operation other than the Firm or its affiliates without prior written approval from the Partners.

6.2	Approval Process

Any Staff member who wishes to serve as an officer, director, general partner, trustee, owner, proprietor, member of a limited liability company or partnership, consultant or agent for any business operation other than the firm or its affiliates must consult with and obtain the approval of the Partners. To obtain approval:

•

The Staff member must set out in writing (e-mail is acceptable) the nature of any outside affiliation, the reasons for the affiliation and must describe any measures that will be taken to reduce the potential conflict of interest involved.

•	Approval must be documented in writing.

The approval process outlined above also applies any time a member of Staff changes his/her status with respect to an outside affiliation.

On occasion, Staff may be required to supply the Partners with additional information concerning an outside affiliation before a decision is reached.

6.3	Personal Connections

Employees are required to disclose to the Compliance Officer if, to the extent known, a family member5:

•	is employed by a brokerage firm, investment bank, investment adviser or other financial institution;

•	is employed by a competitor in a business unit that could reasonably be expected to benefit financially from information to which the Employee has access; or

[5]	See definition in section 6.4.

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•	serves as an officer, director, or partner of a public or private company, or otherwise routinely comes in contact with sensitive confidential information on public or private companies.

If an Employee has a close familial or personal relationship with someone who does not fall into one of the above categories, and a reasonable person could question whether a conflict exists (such as someone residing in the Employee’s home) then such person should be included in the category of “family member” for the purposes of this Code.

6.4	Affiliations with Publicly Traded Issuers

An outside affiliation involving publicly traded issuers must be reported if:

(a)	The issuer for which a member of Staff has been previously approved as director/trustee, officer or general partner intends to commence public trading;

(b)	To the knowledge of the member of Staff, a “family member” is, or becomes, an officer, general partner or director/trustee of a publicly traded issuer; or

(c)

To the knowledge of the member of Staff, he/she or a “family member” individually or together with others beneficially owns, in the aggregate, 5% or more of the equity securities of a publicly traded issuer.

For the purpose of this Code, “family member” is defined as a Staff member’s:

-	spouse, or spousal equivalent in accordance with national law;
-	parents and stepparents;
-	children, and stepchildren;
-	siblings;
-	in-laws;
-	grandparents and grandchildren;
-	nieces and nephews;
-	aunts and uncles; and
-	any person sharing the Staff’s household (other than a tenant or Staff).

6.5	Interest in Clients/Parties Doing Business with the Firm

No Staff may, without written approval, have a substantial interest in any outside business that, to his/her knowledge is a client of, or otherwise involved currently in a business transaction with the Firm.

A substantial interest includes:

•	any investment in an outside business involving an amount which exceeds the greater of 10% of a Staff member’s gross assets, or £10,000 GBP (or equivalent); or

•	any investment in an outside business involving an ownership interest greater than 2% of the outstanding equity interests in the business.

Staff do not need approval for bank deposits, or investments in mutual funds, partnerships or similar enterprises that are publicly owned and engaged primarily in the business of investing in securities, real estate or other investments assets.

Oldfield Partners LLP

Code of Ethics

March 2020

6.6	Political and Governmental Activities

Except with prior approval from the Compliance Officer no corporate political contributions or in-house activities (or commitments for contributions or in-house activities) may be made or undertaken. This prohibition includes both US and non-US.:

•	Contributions to incumbents, candidates and political campaigns;

•	Contributions in support of or opposed to ballot issues;

•	Payments of honoraria; and

•

Donation of the Firm’s services of value to an incumbent or candidate for the purpose of influencing any election, reducing debt in connection with an election, or paying for transition or inaugural expenses incurred by a successful candidate.

Prohibited in-house activities include the donations of services, such as a member of Staff’s time during normal work hours, corporate equipment or facilities, or other corporate resources.

Staff must report to the Compliance Officer if he/she:

•	Holds an elected or appointed governmental, municipal or political party office or position; or

•	Serves as an elected or appointed member of a governmental, municipal or political party board, body or advisory committee.

6.7	Reporting

All Staff will be required to submit a signed written statement annually detailing their external affiliations.

VII.	EXCEPTIONS TO THE CODE

The Compliance Officer may, under very limited circumstances, grant an exception from the requirements of the Code on a case-by-case basis, provided that:

•

The member of Staff seeking the exception provides the Compliance Officer with a written statement (i) detailing the efforts made to comply with the requirement from which the Staff member seeks an exception and (ii) containing a representation that compliance with the requirement would impose significant undue hardship on the Staff member;

•

The Compliance Officer believes that the exception would not harm or defraud a client, violate the general principles stated in the Code or compromise the Staff member’s or the firm’s fiduciary duty to any client; and

•	The Staff member provides any supporting documentation that the Compliance Officer may request from the Staff member.

No exceptions may be made to the fundamental requirements contained in the Code that have been adopted to meet applicable laws including, inter alia, the Advisers Act.

Oldfield Partners LLP

Code of Ethics

March 2020

VIII.	ADMINISTRATION OF THE CODE

8.1	Acknowledgement

The Compliance Officer shall distribute annually a copy of the Code to all Staff. The Compliance Officer will also distribute promptly all amendments to the Code.

All Staff are required annually to sign and acknowledge their receipt of this Code by signing a form of acknowledgement (generally in the form of the Firm’s Employee Reporting Statement).

8.2	ADV Disclosure

The Compliance Officer shall ensure that the Firm’s Form ADV:

(i)	describes the Code of Ethics in Item 11 of Part 2A, and

(ii)	offers to provide a copy of the Code of Ethics to any client or prospective client upon request.

8.3	Disclosure of Violations

If Staff are aware of a conflict of interest or any violation of the Code, policies or the law, they are under a duty to provide all details of the conflict of interest or violation to the Compliance Officer immediately. The Compliance Officer will keep proper records of all such disclosures and serious violations may lead to disciplinary action including possibly dismissal.

8.4	Authority to Exempt Transactions

The Compliance Officer has the authority to exempt any Staff or any personal securities transaction of a Staff member from any or all of the provisions of this Code of Ethics if the Compliance Officer determines that such exemption would not be against any interests of a client and would be in accordance with applicable law. The Compliance Officer will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

8.5	Record Keeping

The Compliance Officer will keep in an easily accessible place for at least five (5) years copies of this Code of Ethics, all Broker’s Confirmations and, all trade confirmations, account statements, periodic statements and reports of Staff, copies of all pre-clearance forms, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code.

Oldfield Partners LLP

Code of Ethics

March 2020

Version	3 (Previously incorporated within the Compliance Manual US Supplement)

Date of Version	16 March 2020

Created by	Simon Rogers, Meteora Partners, LLP

Approved by	John McEwing, Compliance Officer

Confidentiality Level	Restricted. Selected sections may be provided to third parties with the approval of the Compliance Officer.

Change History	Please refer to red-line version